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04010004

February 12, 2004

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

FEB 19 2004

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release by the Company, which has been published by the Company since our last submission of January 26, 2004.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
FEB 23 2004
THOMSON
FINANCIAL

Enclosure

DOCSNY1:873244.1
13141-2 JG9

FILE NO.
82-3907

Press Information

Vienna International Airport:
Strong development of traffic in January

The development of traffic at Vienna International Airport was unusually strong in January 2004. The number of passengers rose 10.9% and transfers increased 7.4%. Growth was also recorded in flight movements (+7.9%) and maximum take-off weight (7.0%). Cargo turnover was satisfactory, with an increase of 5.5%. This underscores the upward trend that began during the second half of 2003.

Solid growth was also registered in the long-haul segment. The number of passengers travelling to the USA rose 17%, while traffic to the Far East remained somewhat behind expectations with a plus of 4.5%. Destinations in the Near and Middle East reported a sharp rise of 24%.

Results in Detail

	January 2004	Change vs. 2003 in %:
Passengers:	906,744	+10.9
Transfer passengers:	329,426	+7.4
Flight movements (arrival + departure):	16,336	+7.9
Cargo in tonnes (air cargo and trucking):	13,032	+5.5
Maximum Take-Off Weight (in tonnes):	435,073	+7.0

For additional information contact Hans Mayer: (+43-1-)7007-23000

Financial Calendar 2004

Results for 2003:	25.03.2004
Annual General Meeting:	22.04.2004
Ex-dividend day:	27.04.2004
Payment date:	03.05.2004
First Quarter Results 2004:	13.05.2004
Interim Financial Statements 2004:	26.08.2004
Third Quarter Results 2004:	18.11.2004

03/04 .... M/MY 12.2.2004